Exhibit 99.310

Nextech AR Virtual Experience Platform (VXP) Selected to Host the Canadian Higher
Education Information Technology Conference

●	This year’s Canadian Higher Education Information Technology Conference (CANHEIT) will feature immersive experiences with the inclusion of chat enabled breakout rooms, exhibitor booths and augmented reality portals

VANCOUVER, B.C., Canada – May 6th, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29) a diversified leading provider of augmented reality (AR), virtual event live streaming experiences plus services for 3D ads, eCommerce, and education, today announced that the Canadian Higher Education Information Technology Conference (CANHEIT), the national conference for IT professionals in higher education, has selected Nextech AR’s Virtual Experience Platform (VXP) to host this year’s virtual 2021 conference, taking place May 31-June 4.

As the only national conference for IT professionals in higher education in Canada, CANHEIT brings together staff, managers and senior administrators responsible for the management and evolution of their campus information and learning systems and digital infrastructure, to collaborate and showcase best practices. This year’s virtual conference will be hosted in partnership with Concordia University and CUCCIO and includes major sponsors such as Amazon, Dell and D2L.

Through their VXP, Nextech will work with CANHEIT to invite attendees back to Concordia University’s Montreal campus for an immersive and memorable virtual conference. Through the platform, Nextech will offer attendees access to a virtual exhibitor hall with 30 to 40 chat-enabled exhibitor booths, breakout rooms and interactive virtual networking spaces. Attendees will also have access to AR portals showcasing different elements of the campus and enabling them to virtually step into a different world to experience a realistic glimpse of what it’s like to attend the university.

France Bigras, AVP and CIO of Concordia, host for CANHEIT 2021, comments, “It’s been a fantastic experience organizing the first ever virtual CANHEIT conference with a company like Nextech. As we continue to adapt to an ever-changing world of virtual learning and interactivity, it was important for us to select a robust all-in-one solution to host our premier event and provide attendees and sponsors alike with a truly unique experience.”

“We’re beyond excited to host CANHEIT’s 2021 virtual conference on our VXP and couldn’t be more thrilled to transform their previous in-person conference into a truly immersive virtual experience,” says Evan Gappelberg, CEO of Nextech AR. “Our platform’s stand out AR/VR capabilities coupled with our company’s overarching goal of creating new and exciting ways of bringing global communities together, has allowed us to successfully support dozens of major conferences and events that have made the switch to virtual. We look forward to continuing to bridge the gap between the physical and digital world to encompass the “get out of your seats” experience for attendees.”

Nextech’s platforms have serviced dozens of Fortune 500 businesses such as Amazon, Viacom, Johnson and Johnson, Bell Canada, UNESCO, Dell Technologies, Luxottica, Vulcan Inc, Boehringer Ingelheim, TEDx, Grundfos, and Arch Insurance. Security is a core feature of the company which reported a breakthrough in security with the help of Fastly, an edge computing company. Bringing token authentication to the edge greatly enhances security and performance, which is essential for Nextech to collaborate with additional Fortune 500 companies in the near future.

To learn more about Nextech AR, please visit www.Nextechar.com

About CANHEIT

CANHEIT is the only national gathering of IT and Higher Ed Professionals which brings together IT leaders and CIOs from universities, colleges, technical and institutes. It’s a forum for professionals to explore the latest best practices, opportunities and challenges within the world of higher education technology.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

On behalf of the Board of Nextech AR Solutions Corp.

Evan Gappelberg

CEO and Director

For further information, please contact:

investor.relations@Nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward -looking information that are incorporated by reference herein, except as required by applicable securities laws.